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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

GEOKINETICS INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
372910-10-9
(CUSIP Number)
Avista Capital Partners, L.P.
65 East 55th Street, 18th Floor
New York, New York 10022
Telephone: (212) 593-6900
Attn: Ben Silbert, Esq.
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With a copy to:
Steven D. Rubin, Esq.
King & Spalding LLP
1100 Louisiana, Suite 4000
Houston, Texas 77002
(713) 751-3240
June 28, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	372910-10-9

1	NAMES OF REPORTING PERSONS: Avista Capital Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,177,455 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,177,455 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,177,455 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

25.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	372910-10-9

1	NAMES OF REPORTING PERSONS: Avista Capital Partners (Offshore), L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		348,266 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

348,266 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

348,266 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	372910-10-9

1	NAMES OF REPORTING PERSONS: Avista Capital Partners GP, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,525,721 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,525,721 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,525,721 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

28.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

Item 1. Security and Issuer.
     This Amendment No. 4 amends the Statement on Schedule 13D (the “Schedule D”) filed with the Securities and Exchange Commission (“Commission”) on September 13, 2006 by Avista Capital Partners, L.P., a Delaware limited partnership (“Avista”), Avista Capital Partners (Offshore), L.P., a Delaware limited partnership (“Avista Offshore”) and Avista Capital Partners GP, L.L.C., (“Avista GP”) and the Amendment No. 3 (“Amendment No. 3”) filed on May 15, 2007, the Amendment No. 2 (“Amendment No. 2”) filed on December 15, 2006 and the Amendment No. 1 (“Amendment No. 1”) filed on October 5, 2006, all filed by the same parties.
     The title and class of equity security to which this amendment to the Schedule 13D relates is the Common Stock, par value $.01 per share (the “Common Stock”), of Geokinetics Inc., a Delaware corporation (“Geokinetics” or the “Company”). The principal executive offices of Geokinetics are located at One Riverway, Suite 2100 Houston, Texas 77056. The following amendments to the Schedule 13D are hereby made. Unless otherwise define herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D or Amendment No. 1, Amendment No. 2 and/or Amendment No. 3.
Item 3. Source and Amount of Funds or Other Consideration.
     On June 28, 2007 Avista purchased 791,333 shares of Common Stock from Avista Offshore at $26.32 per share, completing the transaction contemplated by that certain Stock Purchase Agreement, dated May 15, 2007, as amended by that certain Amendment No. 1 to Stock Purchase Agreement, dated June 23, 2007 (“SPA Amendment No. 1”), as more fully described in Item 5 below. Avista paid for the shares out of its available capital.
Item 5. Interest in Securities of the Issuer.
     Based upon information set forth in the Company’s Prospectus dated May 10, 2007, as filed with the Commission on May 14, 2007, there were 10,311,060 shares of Common Stock outstanding giving effect to the public offering.
     The Filing Parties have no current intention to convert their shares of Preferred Stock into shares of Common Stock.
     (a)
     (1) Avista may be deemed to beneficially own in the aggregate 3,177,455 shares of Common Stock, comprised of 1,203,365 shares of Common Stock and 197,409 shares of the Preferred Stock which are convertible into 1,974,090 shares of Common Stock of the Company, representing approximately 25.9% of the outstanding shares of the Common Stock. Of such shares, Avista has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,203,365 shares of Common Stock and 197,409 shares of the Preferred Stock as a result of the relationships described in paragraph (b) (1) and (2) below.
     (2) Avista Offshore may be deemed to beneficially own in the aggregate 348,266 shares of Common Stock, comprised of 236,136 shares of Common Stock and of 11,213 shares of Preferred Stock which are convertible into 112,130 shares of Common Stock of the Company, representing approximately 3.3% of the outstanding shares of the Common Stock. Of such shares, Avista Offshore has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 236,136 shares of Common Stock and 11,213 shares of the Preferred Stock as a result of the relationships described in paragraph (b) (1) and (3) below.

     (3) Avista GP may be deemed to beneficially own in the aggregate 3,525,721 shares of Common Stock, comprised of 1,439,501 shares of Common Stock and 208,622 shares of Preferred Stock which are convertible into 2,086,220 shares of Common Stock of the Company, representing approximately 28.4% of the outstanding shares of Common Stock. Of such shares, Avista GP has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,439,501 shares of Common Stock and 208,622 shares of the Preferred Stock as a result of the relationships described in paragraphs (b) (1), (2) and (3) below.
     (b)
     (1) Of the 208,622 shares of Preferred Stock and 1,439,501 shares of Common Stock for which Avista GP has shared voting and dispositive power, none of such shares are held of record by Avista GP, 1,203,365 shares of Common Stock and 197,409 of such shares of Preferred Stock are held of record by Avista and 236,136 shares of Common Stock and 11,213 of such shares of Preferred Stock are held of record by Avista Offshore. Avista GP is the sole general partner of Avista and Avista Offshore and, therefore, may be deemed to be the beneficial owner of the shares of Preferred Stock owned of record by Avista and Avista Offshore.
     (2) Of the 1,203,365 shares of Common Stock and 197,409 shares of Preferred Stock for which Avista has shared voting and dispositive power, all of such shares are held of record by Avista.
     (3) Of the 236,136 shares of Common Stock and 11,213 shares of Preferred Stock for which Avista Offshore has shared voting and dispositive power, all of such shares are held of record by Avista Offshore.
     Each of the Filing Parties expressly disclaims beneficial ownership with respect to any shares of Common Stock covered by this Statement (or shares of Preferred Stock) not owned by it of record.
     (c) On June 28, 2007 Avista purchased 791,333 shares of Common Stock from Avista Offshore at $26.32 per share, completing the transaction contemplated by that certain Stock Purchase Agreement, dated May 15, 2007, as amended by SPA Amendment No.1. Avista paid for the shares out of its available capital.
     (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock and Preferred Stock held of record by the applicable Filing Parties and beneficially owned by their respective sole general partner or members, as the case may be, described in paragraphs (a) and (b) above is governed by their respective limited partnership agreements and limited liability regulations, as applicable, of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership or membership interests.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.
     On May 15, 2007 Avista Offshore purchased 1,000,000 shares of Common Stock in a public offering at $26.32 a share, the public offering price less underwriting discounts and commissions. Avista Offshore paid for the shares out of its available capital. On June 23, 2007, Avista and Avista Offshore entered into SPA Amendment No. 1, where the parties amended certain terms of the Stock Purchase Agreement, dated May 15, 2007. Pursuant to SPA Amendment No. 1, Avista agreed to purchase 791,333 shares of Common Stock from Avista Offshore for a purchase price of $26.32 a share, or an aggregate of $20,827,884.56. A copy of SPA Amendment No. 1 is attached hereto as Exhibit 1. Such transaction was completed June 28, 2007.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated July 16, 2007	AVISTA CAPITAL PARTNERS, L.P.
	By:	/s/ Ben Silbert
		Name:	Ben Silbert
		Title:	General Counsel

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated July 16, 2007	AVISTA CAPITAL PARTNERS (OFFSHORE), L.P.

	By:	AVISTA CAPITAL PARTNERS, GP, LLC,
its general partner

	By:	/s/ Ben Silbert

Name: Ben Silbert
Title: General Counsel
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated July 16, 2007	AVISTA CAPITAL PARTNERS GP, LLC
	By:	/s/ Ben Silbert
		Name:	Ben Silbert
		Title:	General Counsel